Exhibit 1.1

Form for the disclosure of securities transactions in the own issuing institution



Part 1

1.   Name of issuing institution:                      New Skies Satellites N.V.

2.   Name of person obliged to notify:                 New Skies Satellites N.V.


Sort of security
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3.   Sort of security:                                 Ordinary shares

     (Share/Bond/Option/Warrant/other)

4.   To be filled out if applicable:

            Nominal value of the security:             0.05EUR

            Optional series (call option/put option):

            Exercise price:

            Expiration date:


Transaction in the security indicated in questions 3 and 4
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5.   Date of the transaction:                          09-05-03

6a.  Number of securities acquired in the transaction: 20,000

 b.  Number of securities sold in the transaction:

7.   Price of the securities:                          4.50 EUR

8.   Open/Close (in case of options)






To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:


Mary J. Dent, General Counsel of New Skies Satellites N.V.,
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Name

Rooseveltplantsoen 4                                           May 12, 2003
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Address                                                        Date

2517 KR The Hague
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Postal code & city & country                                   Signature